

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Fred Lampropoulos
Chief Executive Officer
Merit Medical Systems Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

      Re: Merit Medical Systems Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 4, 2023
           File No. 000-18592

Dear Fred Lampropoulos:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Disclosure Review Program